Exhibit 99.03 - Business Info. on Dermond, Inc.


DERMOND INC. WIND TURBINE INFORMATION


Even though the vertical-axis wind turbine has a simpler basic configuration than the dominant horizontal-axis technology, substantial improvements can still be made to bring the technology to the peak of its economic potential. In this regard, Dermond has filed a preliminary patent application covering several aspects of the wind turbine, the generator drive, and a self- erection system for the turbine. Dermond has also decided to register the DWT trademark for its wind turbine.

This is in direct continuity with the work of Georges-Jean-Marie Darrieus, the first to identify the potential of this type of wind turbine in the 20s. In 1931, he obtained patent no. 1,835,018 from the United States Patent Office. However, we have no indication that his invention was ever built before it was rediscovered in America during the 60s.

The rediscovery was accompanied by a significant technological breakthrough when researchers from the Canadian National Research Council (NRC), in Ottawa, concluded that the troposkein profile was the ideal shape for the wind-turbine blades. The troposkein profile is the natural shape of a string swung around an axis through its ends.

During the 70's, Canada and the USA realized the true potential of the technology. The governments then spent major amounts on developing guy-wired wind turbines. FloWind, an American company, designed a 100-kW wind turbine using this technology, then built and successfully operated a wind farm for several decades in California. Hydro-QuEbec and NRC developed and tested the Eole wind turbine, a 4-MW giant in Cap-Chat, QuEbec; a wind turbine that featured several worldwide innovations including:

- First multi-megawattvertical-axis wind turbine
- First wind turbine with a direct-drive generator
- First variable speed wind turbine
- First wind turbine with an AC/DC/ACconverter
- First wind turbine designed for the QuEbec climate
- First all steelwind turbine.

 Eole was commissioned in 1987. In 1993, after 6 years of continuous operation, the NRC published the results of its evaluation of Eole in the CanWea Bulletin. The article essentially pointed out that: "Until March 1993, Eole, one of the world's largest wind turbines, accumulated the most operating hours and was the most reliable of the multi-megawatt wind turbines, be they horizontal axis or vertical axis."

Dermond is continuing in the footsteps of the developers of the vertical-axis wind turbine in eliminating the guy wires by optimizing mass and shape.

Compared to the horizontal-axis wind turbine, Dermond's technology eliminates the nacelle and the yaw and pitch mechanisms, which respectively orient the turbine with respect to the wind and provide overload control in high winds. This also eliminates the economic risks of malfunctions in these mechanisms.

ADVANTAGES of the VERTICAL AXIS

1) The vertical-axis wind turbine is characterized by its constant swept area, regardless of wind direction. This is particularly significant when the technology is applied to electricity production, where the search for maximum energy is the basic criterion of profitability. It is especially efficient in locations where wind direction is variable, as is generally the case in coastal zones, on plains, or on hilltops.

2) The vertical-axis wind turbine is reliable because of the simplicity of its technology. There are no mechanisms to align the turbine with the wind, no mechanisms to adjust the pitch of the turbine blades, nor braking flaps to limit torque on the shaft when the wind is too strong. It has been shown in the past that breakdowns in these mechanisms could have severe consequences on the revenue, costs, availability, and survival of wind-turbines that depend on them.

3) The vertical-axis wind turbine is made of steel. The blades are securely attached at both ends. Its constituent mechanical elements are commonly used in the industry.

4) The blade of the vertical-axis wind turbine has a uniform wing profile over its entire length. No specific facilities are required for manufacturing it.

HORIZONTAL Axis VERTICAL axis comparison The Dermond Wind
Turbine has several advantages over the traditional propeller-type horizontal-axis wind turbine.

1) It is simpler, more rugged, more reliable, and provides more economic benefits, in the short and long term.

2) Its swept area is always at a maximum. The swept area of the horizontal-axis wind-turbine varies from 0 to 100%, depending on the rotor's orientation with respect to the wind.

3) There is no nacelle to house the mechanical equipment at the top of the tower.

4) Its generator is oversized with respect to the turbine. This avoids having to depend on power limiting mechanisms in strong winds, such as adjusting the pitch of the rotor or flaps on the ends of the blades.

5) Its installation requires fewerlifting devices, which is particularly important in isolated, hard-to-reach areas.

6) Manufacturing costs are lower.

7) Operating and maintenance costs are
   lower.

DERMOND'S IMPROVEMENTS TO THE WIND TURBINE

Dermond's engineers have made several significant improvements to counteract the inherent disadvantages of guy-wire bracing. The improvements, for which patents are pending, involve the following elements:

- The wind turbine
- The generator drive
- The wind-turbine erection system

Vertical-axis wind turbines marketed in the past have been subject to the basic disadvantages associated with guyed structures:

 - Limits the wind-turbine's capacity by keeping it near the ground, where wind strength is lower.

 - Makes the turbine heavier and weakens it due to guy-wire harmonics.

- Is a significant factor in the cost of a wind turbine. Cost of guy wires and their accessories, a reinforced rotating column to offset the axial forces exerted by the guy wires on the column, cost of mechanisms for holding the turbine, cost of a complex structure to replace the bearings of the wind-turbine.

Dermond avoids these disadvantages by installing the wind turbine at the top of a tower, such as those commonly used for horizontal-axis wind turbines.

-The tower makes it possible for the wind turbine to produce more energy and generate more revenue, since wind strength increases rapidly with elevation above ground level.

- A self-erecting system reduces the cost of installation for the wind turbine in hard-to-reach locations or when lifting equipment capacity is limited.

 The other improvements made by Dermond are:

- Increased energy capturing efficiency by eliminating the upper and lower parts of the troposkein profile and replacing the lost area by increasing the diameter of the rotor.

 -Design of the wind turbine adapted to the extreme climatic conditions prevalent in the Canadian North.

 - Ease of adaptation to other climates, such as those of deserts and islands.